FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	CEMIG Distribuição S.A., Summary of Principal Decisions, December 13, 2007

2.	CEMIG Geração e Transmissão S.A., Summary of Principal Decisions, December 19, 2007

3.	CEMIG Distribuição S.A., Summary of Principal Decisions, December 19, 2007

4.	Summary of Decisions of the 424th Meeting of the Board of Directors, December 19, 2007

5.	CEMIG Distribuição S.A., Summary Minutes of the 56th Meeting of the Board of Directors, September 26, 2007

6.	CEMIG Distribuição S.A., Summary Minutes of the 61st Meeting of the Board of Directors, December 13, 2007

7.	Notice to Stockholders, December 18, 2007

8.	Summary of Decisions of the 425th Meeting of the Board of Directors, December 28, 2007

9.	CEMIG Distribuição S.A., Summary of Principal Decisions, December 28, 2007

10.	CEMIG Geração e Transmissão S.A., Summary of Principal Decisions, December 28, 2007

11.	CEMIG Geração e Transmissão S.A., Summary of Principal Decisions, January 3, 2008

12.	CEMIG Distribuição S.A., Summary of Principal Decisions, January 3, 2008

13.	Summary of Decisions of the 426th Meeting of the Board of Directors, January 3, 2008

CEMIG DISTRIBUIÇÃO S/A

Listed company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its 61st meeting, held on December 13, 2007, the Board of Directors of Cemig Distribuição S.A. approved the following:

•                Rate of remuneration interest on the 2nd issue by Cemig D of non-convertible debentures.

CEMIG GERAÇÃO E TRANSMISSÃO S/A

Listed company – CNPJ 06.981.176/0001-58.

Summary of principal decisions

At its 60th meeting, held on December 19, 2007, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following matters:

1.	Internal Regulations.

2.	A presentation was given on the Budget Proposal for 2008.

3.	Delegation, for 60 days, of powers to enter into electricity sales contracts.

4.	Signing of the Fourth Amendment to the contract to build the Irapé power plant.

5.	Ratification of continuation of the participation of Cemig GT in the Santo Antônio Hydroelectric Project, with a percentage of 10%.

CEMIG DISTRIBUIÇÃO S/A

Listed company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its 62nd meeting, held on December 19, 2007 the Board of Directors of Cemig Distribuição S.A. approved the following matters:

1.

Delegation, for 60 days, of powers to enter into contracts for supply of electricity and reserve of demand, connection to and use of the Distribution System, use of the transmission system, sharing of infrastructure, terms of agreement, amendments and terms of rescission.

2.	Filing of legal actions against Harma Ltda.

3.	A presentation was given on the Budget Proposal for 2008.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF DECISIONS OF THE 424TH

MEETING OF THE BOARD OF DIRECTORS

At its meeting held on December 19, 2007 the Board of Directors of Companhia Energética de Minas Gerais approved the following:

1-	The Internal Regulations of the Board of Directors.

2-	Creation of an electricity efficiency company.

3-	Signing of an Agreement between the partners of Rio Minas Energia Participações S.A.

4-	A presentation was given on the Budget Proposal for 2008.

CEMIG DISTRIBUIÇÃO S.A.

Listed company – CNPJ 06.981.180/0001-16 – NIRE 3130002056-8

Summary minutes of the 56th meeting of the Board of Directors

Date, time and place:	September 26, 2007, at 3 p.m. at the company’s head office, Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Marcio Araujo de Lacerda; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I-                                        The Board approved:

a)                                      the accounting adjustment and the reimbursement of the Distributors’ Obligations (“ERDs”) for the medium and low voltage works negotiated between November 12, 2003 and February 26, 2007;

b)                                     Project Nº 1607/06 – Service by Cemig D to CSN for Casa da Pedra, authorizing opening of the respective tenders, and purchases/contracting of services; and

c)                                      the minutes of this meeting.

II                                        The Board authorized:

a)                                      filing of a legal action against the municipality of Itaúna, Minas Gerais, for maintenance, by Cemig D, of the services of operation and maintenance of public illumination of that municipality.

b)                                     signing of the Second Amendment to Contract Nº 4680002639, with the Cabtec-Draft consortium, for extension of the contractual period from May 2008 to May 2009, increase of services and alteration of the scope to implement improvements and technical developments, and also alteration of the total estimated budget approved;

c)                                      signing of the Fifth Amendment to Contract Nº 4680002724, signed with M I Montreal Informática Ltda., to extend the contractual period for up to nine months, adjusting the total value contracted;

d)                                     signing of the Ninth Amendment to MS/AS Contract Nº 4570007593, for provision of call center services, with the company Contax S.A., to adapt its period and value, according to item III below, with opening of administrative tender proceedings and contracting of call center services for the Fale com a Cemig (“Talk to Cemig”) Client Relationship Center in Belo Horizonte, through three hundred and fifty call center positions, for a period of twelve months, able to be extended, on signing of Amendments, for up to forty-eight months, with a limit of sixty months, based on an annual increase of 5% in the quantity of call center positions contracted, limited to four hundred and twenty five; and

e)                                      signing of the Contract for Connection to the Transmission System with Cemig GT, and the National System Operator (ONS) as consenting party, which will set the conditions, procedures, and technical-operational and commercial responsibilities which will regulate the connection of the other transmission facilities used exclusively by the distributor to the transmission facilities of the transmission company, in relation to the Itajubá Concession, to come into effect from the date of its signature, backdated and producing effects from January 1, 2005 and remaining in effect up to the extinction of the concession of Cemig GT for Itajubá or the concession of Cemig D.

III-

The Board ratified Board Decision (CRCA) 028/2001, altering the period of MS/AS Contract Nº 4570007593, with Contax S.A., for provision of call center services for the Fale com a Cemig (“Talk to Cemig”) Client Relationship Center in Belo Horizonte, through three hundred and fifty call center positions, adjusting the amount of the contract.

IV-	The following spoke on general matters and business of interest to the Company:

Board Members:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais, Wilton de Medeiros Daher, Fernando Henrique Schuffner Neto and Alexandre Heringer Lisboa.

Superintendents:	Tarcísio Andrade Neves, Manoel Bernardino Soares and Gilberto Gomes de Lacerda.
Ombudsman:	Raimundo Benoni Franco

V-	The following were present:

Board Members:

Marcio Araujo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher, Marco Antonio Rodrigues da Cunha, Fernando Henrique Schuffner Neto, Lauro Sérgio Vasconcelos David and Nohad Toufic Harati;

Superintendents:	Tarcísio Andrade Neves, Manoel Bernardino Soares and Gilberto Gomes de Lacerda;
Ombudsman:	Raimundo Benoni Franco
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

CEMIG DISTRIBUIÇÃO S/A

Listed company – CNPJ 06.981.180/0001-16 – NIRE 3130002056-8

Summary minutes of the 61st meeting of the Board of Directors

Date, time and place:	December 13th, 2007, at 9.30 a.m. at the company’s head office, Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Marcio Araujo de Lacerda.
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I -	The Board approved:
a)

the rate of 7.96% per annum, resulting from the bookbuilding procedure carried out on December 12, 2007, for calculation of the remuneration interest for the Company’s 2nd public issue of non-convertible unsecured debentures in a single series; and authorized signing of the amendment to the Issue Deed to include this interest rate;

b)	the minutes of this meeting.
II -	The Board member Wilton de Medeiros Daher voted against approval of the remuneration interest rate for the 2nd debenture issue, mentioned in Item I, sub-clause “a”.
III -	The following spoke on general matters and business of interest to the Company:
The Chairman;
	Board members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais and Wilton de Medeiros Daher.
	Director:	José Carlos de Mattos.
	Manager:	Paulo Eduardo Pereira Guimarães.
The following were present:
Board members:

Marcio Araujo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer
Lisboa, Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher and Marco Antonio Rodrigues da Cunha;

	Director:	José Carlos de Mattos.
	Manager:	Paulo Eduardo Pereira Guimarães.
	Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby advise our stockholders that Cemig, in accordance with Clause 31 of its Bylaws, will make the second installment payment relating to the business year of 2006, on December 28, 2007:

(1)

Interest on Equity in the amount of R$84,533,500, being 50% of the amount decided by the meeting of the Board of Directors held on April 27, 2006, to be paid to stockholders whose names were on the company’s Nominal Share Register on May 11, 2006.

(2)	Complementary dividends in the amount of R$357,857,000, being 50% of the amount decided by the Ordinary and Extraordinary General Meetings of Stockholders held on April 26, 2007.

(3)	Extraordinary dividends in the amount of R$248,500,000, being 50% of the amount decided by the Ordinary and Extraordinary General Meetings of Stockholders held on April 26, 2007.

The payments referred to in (2) and (3) above will be made to stockholders whose names were on the Nominal Share Register on April 26, 2007.

By decision of the above-mentioned Ordinary and Extraordinary General Meetings of Stockholders, amounts arising from sale of fractions resulting from the stock bonus and the reverse split will be credited to their owners together with the payment of the first installment of dividends for 2006.

Payment will be made automatically to all those stockholders whose have registration of their information up-to-date with Banco BRADESCO S.A. We remind stockholders that if there has been any change in their registry information, they should update their information. The stockholder can do this by presenting personal identification documents at any branch of Banco BRADESCO S.A.

Belo Horizonte, December 18, 2007

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
Listed company
CNPJ 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF DECISIONS OF THE 425TH MEETING OF THE BOARD OF DIRECTORS

At its meeting held on December 28, 2007, the Board of Directors of Companhia Energética de Minas Gerais approved the following:

•        The Budget Proposal for 2008.

CEMIG DISTRIBUIÇÃO S.A.

Listed company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its 63rd meeting, held on December 28, 2007, the Board of Directors of Cemig Distribuição S.A. approved the following matter:

•        The Budget Proposal for 2008.

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 61st meeting, held on December 28, 2007 the Board of Directors of Cemig Geração e Transmissão S.A. approved the following matter:

•        The Budget Proposal for 2008.

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 62nd meeting, held on January 3, 2008 the Board of Directors of Cemig Geração e Transmissão S.A. approved the following:

•        Election of Mr. Agostinho Patrús as Executive Vice-President of Cemig Geração e Transmissão S.A.

CEMIG DISTRIBUIÇÃO S.A.

Listed company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its 64th meeting, held on January 3, 2008, the Board of Directors of Cemig Distribuição S.A. approved the following:

•        Election of Mr. Agostinho Patrús as Executive Vice-President of Cemig Distribuição S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF DECISIONS OF THE 426TH MEETING OF THE BOARD OF DIRECTORS

At its meeting held on January 3, 2008 the Board of Directors of Companhia Energética de Minas Gerais approved the following:

•        Election of Mr. Agostinho Patrús as Executive Vice-President of Cia. Energética de Minas Gerais – Cemig.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Financial Officer and Investor
Relations Officer

Date: January 16, 2008